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                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No  X
         ---       ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     .)
                                                 -----
                           FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated March 5, 2002, announcement regarding reduction of share premium account.
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                      Scottish Power plc ("ScottishPower")

                       Reduction of Share Premium Account

ScottishPower announces that the Court of Session in Edinburgh has confirmed the reduction of its share premium account by (pound)1,500 million.

The reduction is effective from today.

Enquiries:

ScottishPower
Colin McSeveny, Media               0141 636 4515
Andrew Jamieson, Investors          0141 636 4527